FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293

GOLD FIELDS WELCOMES DECISION BY SOUTH AFRICAN HIGH COURT

Johannesburg, 6 December, 2004. The Board of Directors of Gold Fields Limited (GFI: NYSE and JSE) welcomes today's decision by the High Court of South Africa in respect of its ability to vote ordinary shares underlying the American Depository Shares (ADSs) for which no voting instructions have been received by the Bank of New York ("BoNY").

The Court's favourable ruling today, means that Gold Fields is fully entitled to vote the ordinary shares underlying any ADSs for which no voting instructions had been received by BoNY at the Gold Fields Extraordinary General Meeting on 7th December.

Gold Fields notes that Harmony Gold Mining Limited also had failed last week in a related application in the United States District Court for the Southern District of New York to gain a temporary restraining order and a preliminary injunction to prevent BoNY from issuing Gold Fields with a discretionary proxy, covering its ADSs.

Gold Fields' Chief Executive Officer Ian Cockerill stated, "Today's decision in South Africa is in line with international practice, and it removes any vestige of doubt about the propriety of voting on behalf of our ADS holders who have not returned proxy votes. Our proxy forms state clearly that this is the procedure – as it is for most companies with American Depositary Shares on issue, and our ADS holders fully expect us to follow it."

ends

Important information:

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 6 December 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs